Mail Stop 0407

      							July 11, 2005

Alexander Anthony Arena
Group Chief Financial Officer
PCCW Limited
39th Floor, PCCW Tower
TaiKoo Place
979 King`s Road
Quarry Bay, Hong Kong

	Re:	PCCW Limited
      Form 20-F for the fiscal year ended December 31, 2004
		Filed May 12, 2005

Dear Mr. Arena:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Fiscal Year ended December 31, 2004

Capacity Prepayment Agreement, page 51
1. Please tell us how you accounted for the write-off of the capacity prepayment under US GAAP and the basis for the accounting. It is unclear to us why you are writing off the pre-purchased capacity when
Reach is still providing you with the capacity under the connectivity agreements.

Item 5. Operating and Financial Review and Prospects, page 53
2. We note your presentation of Adjusted EBITDA and Adjusted EBITDA margin. Please expand your future filings to disclose the substantive reasons why you believe the presentation of these measures provide useful information to investors regarding your operating performance and liquidity. You must also clearly explain how your measure of Adjusted EBITDA differs from EBITDA and reconcile these measures to the most directly comparable GAAP measures, net income (loss) and cash flows from operating activities. Please address this comment throughout your filing.

Consolidated Income Statements, page F-3
3. See your line item, "Operating profit before net gains on investments, provisions for impairment losses and restructuring costs." Please confirm to us that the presentation of this line item on the consolidated income statements is either required or expressly permitted by the standard-setter that establishes Hong Kong GAAP. Please see question 28 of our frequently asked questions regarding the use of Non-GAAP financial measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

*    *    *    *

      As appropriate, please amend your Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on
EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
??

??

??

??

Alexander Anthony Arena
PCCW Limited
July 11, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE